Pembina Pipeline Corporation Provides Notice of Series 25 Preferred Share Conversion Right, Declares Quarterly Preferred Share Dividends, and Announces Fourth Quarter 2022 Results Conference Call and Webcast

CALGARY, ALBERTA, **January 16, 2023** – Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today that it does not intend to exercise its right to redeem the currently outstanding Cumulative Redeemable Minimum Rate Reset Class A Preferred Shares, Series 25 ("Series 25 Shares") (TSX: PPL.PF.E) on February 15, 2023. The Company also announced that its Board of Directors has declared quarterly dividends for the Company's preferred shares, Series 1, 3, 5, 7, 9, 15, 17, 19, 21 and 25.

Series 25 Preferred Share Conversion Right and Reset Dividend Rates

As a result of the decision not to redeem the Series 25 Shares, and subject to certain terms of the Series 25 Shares, the holders of the Series 25 Shares will have the right to elect to convert all or part of their Series 25 Shares on a one-for-one basis into Cumulative Redeemable Floating Rate Class A Preferred Shares, Series 26 of Pembina ("Series 26 Shares") on February 15, 2023 (the "Conversion Date"). Holders who do not exercise their right to convert their Series 25 Shares into Series 26 Shares will retain their Series 25 Shares.

As provided in the terms of the Series 25 Shares: (i) if Pembina determines that there would remain outstanding immediately following the conversion less than 1,000,000 Series 25 Shares, then all remaining Series 25 Shares will be automatically converted into Series 26 Shares on a one-for-one basis effective as of the Conversion Date; or (ii) if Pembina determines that there would be less than 1,000,000 Series 26 Shares outstanding immediately following the conversion, no Series 25 Shares will be converted into Series 26 Shares on the Conversion Date. There are currently 10,000,000 Series 25 Shares outstanding.

With respect to any Series 25 Shares that remain outstanding after the Conversion Date, holders thereof will be entitled to receive quarterly fixed cumulative preferential cash dividends, if, as and when declared by the Board of Directors of Pembina. The annual dividend rate for the Series 25 Shares for the five-year period from and including February 15, 2023, to, but excluding, February 15, 2028, will be 6.481 percent, being equal to the five-year Government of Canada bond yield of 2.971 percent determined as of today plus 3.51 percent, in accordance with the terms of the Series 25 Shares.

With respect to any Series 26 Shares that may be issued on the Conversion Date, holders thereof will be entitled to receive quarterly floating rate cumulative preferential cash dividends, if, as and when declared by the Board of Directors of Pembina. The annual dividend rate applicable to the Series 26 Shares for the three-month floating rate period from and including February 15, 2023, to, but excluding, May 15, 2023, will be 7.866 percent, being equal to the annual rate of interest for the most recent auction of 90-day Government of Canada treasury bills of

4.356 percent plus 3.51 percent, in accordance with the terms of the Series 26 Shares (the "Floating Quarterly Dividend Rate"). The Floating Quarterly Dividend Rate will be reset on the 15th day of February, May, August and November in each year.

Beneficial holders of Series 25 Shares who wish to exercise their right of conversion during the conversion period, which runs from January 16, 2023, until 3:00 pm (MT) / 5:00 pm (ET) on January 31, 2023, should communicate as soon as possible with their broker or other intermediary for more information. It is recommended that this be done well in advance of the deadline in order to provide the broker or other intermediary with the time to complete the necessary steps. Any notices received after this deadline will not be valid.

As announced below, the dividend payable on February 15, 2023, to holders of the Series 25 Shares of record on January 31, 2023, will be $0.3250 per Series 25 Share, consistent with the dividend rate in effect since the issuance of the Series 25 Shares. For more information on the terms of the Series 25 Shares and the Series 26 Shares, please see Pembina's articles of amendment dated December 16, 2019, relating to the creation of the Series 25 Shares and the Series 26 Shares, which can be found on SEDAR at www.sedar.com.

Quarterly Preferred Share Dividends

Series 1, 3, 5, 7, 9 and 21 preferred share dividends are payable on March 1, 2023, to shareholders of record on February 1, 2023. Series 15, 17 and 19 preferred share dividends are payable on March 31, 2023, to shareholders of record on March 15, 2023. Series 25 preferred share dividends are payable on February 15, 2023, to shareholders of record on January 31, 2023.

Series	Dividend Amount
Preferred Shares, Series 1 (PPL.PR.A)	$0.306625
Preferred Shares, Series 3 (PPL.PR.C)	$0.279875
Preferred Shares, Series 5 (PPL.PR.E)	$0.285813
Preferred Shares, Series 7 (PPL.PR.G)	$0.273750
Preferred Shares, Series 9 (PPL.PR.I)	$0.268875
Preferred Shares, Series 15 (PPL.PR.O)	$0.385250
Preferred Shares, Series 17 (PPL.PR.Q)	$0.301313
Preferred Shares, Series 19 (PPL.PR.S)	$0.292750
Preferred Shares, Series 21 (PPL.PF.A)	$0.306250
Preferred Shares, Series 25 (PPL.PF.E)	$0.325000

Confirmation of Record and Payment Date Policy

Pembina pays cash dividends in Canadian dollars on its preferred shares Series 1, 3, 5, 7, 9 and 21 on the first day of March, June, September and December in each year, if, as and when declared by the Board of Directors to shareholders of record on the first day of the preceding month, or, if such payment or record date is not a business day, the next succeeding business day after the weekend or statutory holiday. Dividends on the preferred shares Series 15, 17 and 19 are payable on the last day of March, June, September and December in each year, if, as and when declared by the Board of Directors to shareholders of record on the 15th day of the same month, or, if such payment or record date is not a business day, the next succeeding business day after the weekend or statutory holiday. Dividends on the preferred shares Series 25 are payable on the 15th day of February, May, August and November in each year, if, as and when declared by the Board of Directors to shareholders of record on the last day of the preceding month, or, if such payment or record date is not a business day, the next succeeding business day after the weekend or statutory holiday.

Conference Call and Webcast Details for Fourth Quarter 2022 Results

Pembina will release its fourth quarter 2022 results on Thursday, February 23, 2023, after markets close. A conference call and webcast have been scheduled for Friday, February 24, 2023, at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers and media representatives.

The conference call dial-in numbers for Canada and the U.S. are 1-416-764-8646 or 1-888-396-8049. A recording of the conference call will be available for replay until Friday, March 3, 2023 at 11:59 p.m. ET. To access the replay, please dial either 1-416-764-8692 or 1-877-674-7070 and enter the password 023183#

A live webcast of the conference call can be accessed on Pembina's website at www.pembina.com under Investor Centre, Presentation & Events, or by entering:

https://events.q4inc.com/attendee/612289257 in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.

About Pembina

Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 65 years. Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and a growing export terminals business. Through our integrated value chain, we seek to provide safe and reliable infrastructure solutions which connect producers and consumers of energy across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit pembina.com.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets:

- **Customers** choose us first for reliable and value-added services;

- **Investors** receive sustainable industry-leading total returns;

- **Employees** say we are the 'employer of choice' and value our safe, respectful, collaborative and inclusive work culture; and

- **Communities** welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Information and Statements

This news release contains certain forward-looking information and statements (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "schedule", "will", "expects", "estimate", "potential", "planned", "future", "outlook", "strategy", "protect", "trend", "commit", "maintain", "focus", "ongoing", "believe" and similar expressions suggesting future events or future performance.

In particular, this news release contains forward-looking statements relating to, without limitation, the conversion rights, future dividend rates and payment terms for the Series 25 Shares and the Series 26 Shares, future dividends which may be declared on Pembina's preferred shares and the timing and the amount thereof and the timing of the release of Pembina's fourth quarter 2022 results. The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: the success of Pembina's operations and growth projects; prevailing commodity prices, margins, volumes and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the availability of capital to fund future capital requirements relating to existing assets and projects; future operating costs; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions; Indigenous and landowner consultation requirements; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities; the ability of Pembina to acquire or develop the necessary infrastructure in respect of future development projects; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide; risks relating to the current and potential adverse impacts of the COVID-19 pandemic; the ability to access various sources of debt and equity capital; changes in credit ratings; counterparty credit risk; the conflict between Ukraine and Russia and its potential impact on, among other things, global market conditions and supply and demand, energy and commodity prices; interest rates, supply chains and the global economy generally; and certain other risks and uncertainties detailed in Pembina's management's discussion and analysis and annual information form, each for the year ended December 31, 2021, and from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause actual results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this news release speak only as of the date hereof. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

_____

For further information:

Investor Relations
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com
www.pembina.com